SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 3, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

Enclosures:

1.             Nokia Press Release dated January 04, 2006 and titled: Play Anytime, Anywhere and You Could Win!

2.             Nokia Press Release dated January 04, 2006 and titled: Nokia launches three great Bluetooth Headsets

3.             Nokia Press Release dated January 05, 2006 and titled: Nokia makes two of its most popular phones even better with Bluetooth technology

4.             Nokia Press Release dated January 09, 2006 and titled: Yahoo! Go Mobile to Launch with AT&T, Cingular and Nokia

5.             Nokia Press Release dated January 09, 2006 and titled: Tero Ojanpera has been designated a Young Global Leader in 2006

6.             Nokia Press Release dated January 10, 2006 and titled: Nokia and Kyocera resolve patent dispute

7.             Nokia Press Release dated January 10, 2006 and titled: Exercises with stock options of Nokia Corporation

8.             Nokia Press Release dated January 12, 2006 and titled: Nokia to supply Push to Talk to Fujian MCC in China

9.             Nokia Press Release dated January 16, 2006 and titled: Compact Nokia 6125 offers excellent performance in stylish folding design

10.           Nokia Press Release dated January 18, 2006 and titled: Nokia delivers 3G radio network including HSDPA to Smart Communications in the Philippines

11.           Nokia Press Release dated January 18, 2006 and titled: Network Equipment Providers Team to Promote Open Specifications and Accelerate Development of Carrier Grade Base Platforms

12.           Nokia Press Release dated January 19, 2006 and titled: The co-inventor of the IPv6 protocol awarded Nokia Fellow

13.           Nokia Press Release dated January 20, 2006 and titled: Nokia to publish fourth quarter and annual results 2005 on January 26, 2006

14.           Nokia Press Release dated January 23, 2006 and titled: Industry Leaders Form Alliance to Foster Growth of Mobile Digital TV and Accelerate DVB-H Deployment in North America

15.           Nokia Press Release dated January 23, 2006 and titled: Nokia broadens its mobile email portfolio with support of IBM Lotus Notes and Domino

16.           Nokia Press Release dated January 25, 2006 and titled: Nokia selected for 5-year Managed Services deal with Hutchison Essar Limited

17.           Nokia Press Release dated January 27, 2006 and titled: As the world churns - survey shows how operators can win and keep customers

18.           Nokia Press Release dated January 31, 2006 and titled: Nokia to Release Python for S60 Source Code to Open-Source Software Developer Community

19.           Nokia Press Release dated January 31, 2006 and titled: Nokia balances workforce in Finland with an eye on future business dynamics press release

January 4, 2006

Play Anytime, Anywhere and You Could Win!

San Francisco, CA, USA — Nokia today announced their newest online competition, the N-Gage Arena Anytime Anywhere Tournament, where players will demonstrate their prowess in the N-Gage Arena, meeting challenges delivered via text message that can arrive anytime, anywhere.

“This is no ordinary tournament,” said Sally Vedros, product marketing manager for N-Gage Arena. “In the N-Gage Anytime Anywhere Tournament, the competition comes to you. Having a connected gaming device in your pocket makes it easy to accept a challenge, connect to the N-Gage Arena and put your skills to the test wherever you might happen to be.”

The tournament highlights the mobility and accessibility of N-Gage Arena, where participants can play their favorite games and battle with people around the world. Contestants can sign up, get instructions, follow event results and participate in competitions directly from their N-Gage game deck, without having to use a personal computer!

Players signup for the tournament and then watch for text message invitations notifying them that a competition is about to begin. Contestants will play each other in whichever game has been selected for that particular match. With twelve events in all, there will be plenty of chances to win. Using their N-Gage game decks and the N-Gage Arena launcher application, participants can talk up their game in the public chat rooms, where moderators will provide event instructions and announce winners.

The tournament will take place from January 9th through February 5th, 2006. Prizes include free N-Gage games, an N-Gage bag stuffed full of goodies, and more. For more information, please visit http://anytime.arena.n-gage.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage game deck also offers online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

1

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and N-Gage Arena are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

2

press release

January 4, 2006

Nokia launches three great Bluetooth Headsets

The tiny Nokia Bluetooth Headset BH-800 combines design and style with comfort and functionality

Las Vegas, Nevada, USA — Nokia, the global leader in mobility, today announced three new Bluetooth Headsets; the tiny and stylish Nokia Bluetooth Headset BH-800, the powerful Nokia Bluetooth Headset BH-900 and the sleek Nokia Bluetooth Headset BH-200.

“We are excited to introduce Nokia’s smallest ever Bluetooth Headset BH-800 to the market,” said Razvan Olosu, Vice President, Mobile Enhancements at Nokia. “I’m confident that the stylish minimalist design coupled with the tiny size of the product will attract completely new consumer segments globally.”

With the launch of these three great Bluetooth headsets, Nokia continues to pave the way for broader use of wireless headsets. “The Bluetooth-enabled mobile phone market grew to 133 million units in 2005 and we expect it to grow to 220 million units in 2006,” said Razvan Olosu at Nokia.

Nokia Bluetooth Headset BH-800

Weighing only 9 grams, the Nokia Bluetooth Headset BH-800’s simple and elegant form factor offers the ultimate in freedom and comfort when used with a compatible mobile device. Available in two colors, coffee black and silver white, the headset incorporates an optional, removable ear loop, for use in either ear, in addition to a strap that allows the wearer to place and remove the headset with one hand. With talk time of up to 6 hours and up to 160 hours of stand by time, the Nokia Bluetooth Headset BH-800 provides a hassle-free and long-lasting communications experience. The power button, volume control and call answering buttons make it easy to handle calls, and its voice recognition capabilities enables you to make calls and redial without even having to touch your mobile device. Nokia Bluetooth Headset BH-800 is Nokia’s first wireless headset with Bluetooth specification 2.0 with Enhanced Data Rate (EDR).

Nokia Bluetooth Headset BH-900

Nokia Bluetooth Headset BH-900 is an elegant headset with a comfortable and ergonomic earhook that can easily be switched from one ear to the other. It has excellent audio quality even in noisy environments as it supports both noise reduction and echo cancellation. With talk time of up to 8 hours and up to 180 hours of stand by time, the Nokia Bluetooth Headset BH-900 presents a wireless solution even for long-lasting communications needs. The headset weighs 18 grams and supports Push to talk over Bluetooth wireless technology.

Nokia Bluetooth Headset BH-200

The sleek Nokia Bluetooth Headset BH-200 is an easy-to-use wireless headset with comfortable ear hook and convenient function keys. Weighing 14 grams, it completes the Nokia Bluetooth headset trio with very user-friendly functionality and a feeling of simplicity. It has talk time of up to 5 hours 30 minutes and up to 150 hours of stand by time.

The Nokia Bluetooth Headsets BH-800 and BH-200 are planned to be commercially available in the first quarter of 2006 and the Nokia Bluetooth Headset BH-900 in the second quarter of 2006 with estimated retail prices (excluding taxes) of USD 140, USD 55 and USD 100, respectively.

About Nokia

1

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 20063

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Photos of the Nokia Bluetooth Headset BH-900, BH-800 and BH-200 can be found at www.nokia.com/press -> photos

2

press release

January 5, 2005

Nokia makes two of its most popular phones even better with Bluetooth technology

Nokia 6102i/6103 phones add popular Bluetooth technology to highly successful mid-range compact fold design

Las Vegas, Nevada, USA — Building upon the popularity of the Nokia 6101 and Nokia 6102 phones, Nokia (NYSE: NOK) today announced the Nokia 6102i and Nokia 6103 phones, both of which add the convenience of Bluetooth technology to the already strong feature sets found on these compact mid-range fold-style phones. The Nokia 6102i phone carries on the same striking design found on the Nokia 6102 phone, while the new Nokia 6103 phone features an updated modern look but retains the compact size and exceptional ease-of-use that made the Nokia 6101 phone such a hit with customers. The Nokia 6102i and Nokia 6103 phones will be available in a GSM 900/1800/1900 version primarily for markets in Europe, Africa and Asia while a GSM 850/1800/1900 version will be available primarily for markets in the Americas. Both phones are planned to be available during the 1st quarter of 2006 and are expected to retail for approximately €200, before applicable taxes or subsidies.

The addition of Bluetooth technology to this popular phone platform opens up a myriad of options for owners to increase the productivity and convenience of their mobile experience. Nokia offers a wide array of Bluetooth technology-enabled enhancements such as wireless car kits and wireless headsets as part of its line of mobile enhancements. Today, Nokia announced a new trio of wireless headsets including one of the smallest such devices ever made available. Additionally, with an increasing number of products being introduced to market incorporating Bluetooth technology — from laptops to automobiles — owners of the Nokia 6102i and Nokia 6103 phones will find an ever expanding number of ways to use their mobile devices.

“The Nokia 6101 and Nokia 6102 phones have proven to be extremely successful. The combination of a modern, compact folding design with a strong feature set and Nokia’s easy-to-use interface has proven to be an irresistible draw for customers shopping for a mid-range handset,” said Aage Snorgaard senior vice president of broad appeal products for Nokia. “With Bluetooth technology currently being on the top of many customers ‘wish lists’, the addition of Bluetooth technology to this equation will make the Nokia 6102i and Nokia 6103 phones even more attractive to wireless consumers.”

Along with Bluetooth technology, the Nokia 6102i and Nokia 6103 phones offer a strong feature set including a VGA camera with dedicated camera key, Nokia Xpress audio messaging for sending audio clips with just the touch of a few buttons and dual color screens with support for animated wallpapers and screensavers. Synchronizable contact and calendar information, voice dialing and recording and a built-in handsfree speakerphone make the Nokia 6102i and Nokia 6103 phones a perfect productivity companion, while an integrated FM radio and downloadable content support including MIDI and MP3 ring tones, themes and games satisfy the need for fun.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

1

Media Relations

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

press release

January 9, 2006

Yahoo! Go Mobile to Launch with AT&T, Cingular and Nokia

New Service Seamlessly Integrates the Internet into Mobile Device

Functionality to Create a New Connected Experience for Consumers

Las Vegas, USA — Yahoo! Inc., a leading global Internet company, today announced Yahoo! Go Mobile, a new service designed to let consumers take their favorite Internet content and services with them on their mobile devices. Yahoo! Go Mobile will be launching with AT&T and Cingular Wireless in the United States and with Nokia in multiple international markets in the coming months. Yahoo! Go Mobile integrates the power of the Internet into consumers’ mobile device experiences by combining real-time connectivity with access to their community, information and content services from across the web.

This new service will be the first time Yahoo! has brought a comprehensive set of the company’s industry-leading products and full access to services across the Web into a single mobile application. Yahoo! Go Mobile (http://go.yahoo.com) will also connect the company’s familiar communications services to the mobile device’s built-in e-mail, messaging, address book and calendar applications, giving consumers one reliable source for the information they find most vital. For example, if a user loses their mobile device, their saved contact information will still be available to them on the web, and easily synched with a new mobile device.

In the United States, Yahoo! will launch Yahoo! Go Mobile with AT&T companies and Cingular Wireless in three markets and with AT&T and Cingular within the traditional AT&T 13-state local service footprint. The companies also plan a co-branded AT&T Yahoo! Go Mobile service designed to allow new and existing AT&T Yahoo! High Speed Internet subscribers to take their personalized Internet experience with them on their Cingular Wireless mobile device.  Following the launch, consumers will be able to purchase the service pre-installed on new Nokia 6682 devices from select Cingular Wireless stores in the Austin, TX, Columbus, OH and Los Angeles markets and through some AT&T sales channels within the company’s 13-state ILEC local service areas.

Internationally, Nokia and Yahoo! will launch Yahoo! Go Mobile to consumers in 10 countries across Europe and Asia. Consumers purchasing select Nokia 6630, Nokia 6680, Nokia 6681 and Nokia N70 devices will receive Yahoo! Go Mobile pre-installed. Today consumers can download the Yahoo! Go Mobile application directly onto these devices from http://go.yahoo.com.

“Yahoo! Go Mobile is a revolutionary step toward connecting Internet users to their favorite web services on their mobile devices and also making the Internet accessible to millions of consumers around the world who do not have a personal computer,” said Marco Boerries, senior vice president, Connected Life, Yahoo!. “By partnering with AT&T, Cingular and Nokia, Yahoo! has created a truly unique opportunity to launch a new service that is unmatched in the market. We have listened to consumers and are excited to give them what they want — a single way to simply connect to all of their information and content while on the go.”

“The AT&T Yahoo! Go Mobile service is an energizing example of our broader strategic initiative to extend the AT&T Yahoo! experience beyond the PC and enable our customers to simplify their lives with access to personalized entertainment content and communications from almost anywhere, with a consistent and familiar look and experience,” said Scott Helbing, chief marketing officer, AT&T Consumer.  “This is what we mean when we talk about the ‘digital lifestyle’ — making it simple for customers to stay connected to their communications and entertainment services whether they’re at home, at work or on the road.  Consumers want communications that revolve around them, not the other way around.”

“We are pleased to offer consumers a means to wirelessly connect to their favorite Yahoo! content and services,” said Marc Lefar, chief marketing officer, Cingular Wireless. “Today’s announcement is one more example of Cingular’s commitment to give our customers easy access to the people, information, and entertainment they really care about.  Yahoo! Go Mobile delivers a seamless way for users to not only access their Yahoo! Services, but also gives them the ability to merge and sync this content with their wireless device.”

“The Internet has revolutionized the availability of information to people — and now that world of information is on their mobile devices. We are thrilled to see Yahoo! taking full advantage of the capabilities of Nokia smartphones. Together, we are freeing people from their desktops by enabling the use of their favorite Internet communications services — whenever and wherever,” said Ilkka Raiskinen, senior vice president of the multimedia business group at Nokia.

The launch of this service is also the first time Yahoo! has offered the ability to register for a new Yahoo! ID directly from a mobile device. Consumers will be able to access the service through the Yahoo! Go icon on their mobile device.

Key features of Yahoo! Go Mobile include:

- Yahoo! Messenger —

- Send and receive messages, including voice clips, emoticons and Audibles, a first for a mobile device

- Set presence information to show your friends and family when you are available to chat, and view presence information to know when they are online too

- Take and send pictures in an active conversation via camera phone integration

- Yahoo! Mail —

- Easily manage messages through the device’s messaging inbox

- Receive real-time notification of new e-mails

- Store new messages locally on the device to allow for offline access

- Yahoo! Search (local, web and image) —

- Find information about local businesses from restaurants to dry cleaners across the United States including business name, address, phone number, ratings and a full-color map with driving directions

- Quickly access full Internet search, including popular search shortcuts such as wi-fi hotspot finder, weather, stock quotes, movie listings, sports scores, dictionary definitions and calculator

- Search for and view more than 1.6 billion images

- Yahoo! Photos —

- Automatically upload photos to a Yahoo! Photos account

- View and manage all albums saved in Yahoo! Photos

- Easy download of photos from albums directly to the mobile device

- Yahoo! Address Book —

- Enter and manage contact details in a single connected address book that merges Yahoo! and device address books to help prevent loss of contact information

- Access, edit or delete existing contacts or create new contacts

- Yahoo! Calendar —

- Manage calendar events through a single connected calendar which merges the Yahoo! and device built-in calendar and to-do lists

- View, edit or change existing events or add new appointments

- Yahoo! News, Sports, Finance and Games —

- Access the latest news, sports scores, stock tickers, financial updates and more through a direct connection to Yahoo!’s Mobile Portal

- Find and play the latest mobile games

Yahoo! Go Mobile is part of a new suite of innovative applications designed to extend the reach of Yahoo!’s services beyond the browser. Yahoo! Go services gives consumers new ways to quickly access their personalized Yahoo! services whenever and wherever they want. (Editors:  See separate news release.)

The former SBC Communications Inc., now AT&T Inc., and Yahoo! announced their strategic alliance in November 2001 and have since extended their industry-leading alliance to provide co-branded services to consumers through a PC, home television and audio systems, Cingular Wireless devices, SBC FreedomLink Wi-Fi and SBC Home Networking equipment.

Cingular and Yahoo! have worked closely together over the years to enhance the wireless experience for consumers wanting to interact with their Yahoo! community while on the go.  Today the companies offer a range of Yahoo! services to consumers through Cingular’s MEdia Net service, including e-mail, mapping, games, news, and weather.

Nokia and Yahoo! announced their collaboration in 2005.  As a result, millions of Nokia smartphone users are now able to stay informed, entertained and in touch through Yahoo!’s rapidly developing Internet services.  The optimum user experience in Internet communications is enabled through the rich multimedia content, stylish design and high connection speeds of Nokia’s multimedia devices.

Yahoo! is focused on extending key consumer services beyond the browser, providing an integrated web-to-Mobile experience and helping consumers make the most of their mobile devices. Yahoo! launched its first mobile service in 1999 and continues to improve and innovate on its offerings for mobile consumers and work closely with the major mobile carriers and device manufacturers to deliver these services to the widest possible audience.

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide.  Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world.  Yahoo! is headquartered in Sunnyvale, California.

About the New AT&T

AT&T Inc. is one of the world’s largest telecommunications holding companies and is the largest in the United States.  Operating globally under the AT&T brand, AT&T companies are recognized as the leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long distance voice, and directory publishing and advertising services.  AT&T Inc. holds a 60 percent ownership interest in Cingular Wireless, which is the No. 1 U.S. wireless services provider with more than 52 million wireless customers. Additional information about AT&T Inc. and AT&T products and services is available at www.TheNewATT.com.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 52.3 million customers. Cingular, a joint venture between AT&T Inc., formerly SBC Communications Inc.,  (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER (SM) network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is the only U.S. wireless carrier to offer

Rollover (SM), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com. Get Cingular Wireless press releases e-mailed to you automatically. Sign up at http://www.cingular.com/newsroom.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Yahoo! and the Yahoo! logo are trademarks and/or registered trademarks of Yahoo! Inc.

All other names are trademarks and/or registered trademarks of their respective owners

Media Enquiries:

Yahoo! Inc.

Nicole Leverich

Tel: 408-349-5583

E-mail: nicolelw@yahoo-inc.com

AT&T

Sue McCain

Tel: 314.982.8664

E-mail: mccains@fleishman.com

Cingular Wireless

Kelleigh Scott Beal

Tel: 404-236-6321

E-mail: kelleigh.scott@cingular.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

press release

January 9, 2006

Tero Ojanpera has been designated a Young Global Leader in 2006

Tero Ojanpera joins 175 leading executives, public figures and intellectuals under the age of 40 from 50 countries who have been selected to collectively shape the future.

Geneva, Switzerland — The Forum of Young Global Leaders, an affiliate of the World Economic Forum, proudly announces today that Tero Ojanpera, Chief Strategy Officer, Executive Vice-president & Member of the Group Executive Board of Nokia based in Europe, has been named a Young Global Leader 2006. He is one of 44 Europeans chosen to become Young Global Leaders in 2006 and will join a global community now including 410 leaders from all regions and stakeholder groups.

Established in 2004 by Professor Klaus Schwab, Executive Chairman of the World Economic Forum, the Forum of Young Global Leaders is a unique, multi-stakeholder community of the world’s most extraordinary leaders who are 40 years old or younger and who are ready to dedicate a part of their time and energy to jointly work towards a better future. They engage together in the 2020 Initiative, a comprehensive endeavour, to understand current and future trends, risks and opportunities both at global and regional levels, formulate a positive vision for the world in 2020 and put forward concrete strategies to translate their vision into action.

Each year a new class of around 200 YGLs is selected for a five year membership, ultimately forming a community of 1,111 by 2009. The 2006 class was chosen from among 3,500 candidates by the Forum of Young Global Leaders’ Nomination Committee, featuring 28 international media leaders, including Carl-Johan Bonnier of Bonnier AB in Sweden, Arthur Sulzberger, the publisher of the New York Times, Tom Glocer, chief executive of Reuters and Rui Chenggang, Director and Anchor of China Central Television in the People’s Republic of China. The Committee is chaired by Her Majesty Queen Rania of the Hashemite Kingdom of Jordan.

The 2006 class of Young Global Leaders includes over 60 business leaders, more than 30 government leaders, and dozens of scholars, media and nongovernmental organization leaders. They come from 50 countries ranging from Argentina to Zimbabwe. Tero Ojanpera joins a community representing 90 countries that includes Larry Page and Sergey Brin, co-founders of Google; Mikheil  Saakashvili, President of Georgia; Kumi Naidoo, Secretary-General and Chief Executive Officer, Civicus: World Alliance for Citizen Participation; Daniela Mercury, Singer, Brazil and Michelle Guthrie, Chief Executive Officer, Star Group.

During their first meeting in Zermatt, Switzerland and throughout 2005, Young Global Leaders formed task forces addressing priority global challenges for 2020 in the areas of development and poverty, global governance and security, environment, education, and health. In addition, a delegation of Young Global Leaders visited the earthquake-affected areas of Pakistan in December 2005 as a first effort in supporting disaster relief and long-term reconstruction.

The Young Global Leaders will meet as a community at their Annual Summit in Vancouver, Canada, 9-12 June 2006, when they will engage together in the 2020 Initiative, a comprehensive endeavour, to understand current and future trends, risks and opportunities at both the global and regional levels, formulate a positive vision for the world in 2020 and put forward concrete strategies to translate their vision into action.

For more information and a detailed list of all Young Global Leaders, please visit www.younggloballeaders.org as of 9 January 00.01 CET.

1

The Forum of Young Global Leaders is an independent, Geneva, Switzerland-based foundation whose mission is to build a unique, multi-stakeholder community of the world’s most extraordinary leaders under the age of 40 and give them a platform to collaborate and shape best practices for the future of the world. Each year we identify and mobilize a new group of 200 exceptional men and women in business, politics, academia, the media and civil society from every region in the world. Together, they form a powerful international force for the global common good.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

2

press release

January 10, 2006

Nokia and Kyocera resolve patent dispute

Helsinki, Finland / Kyoto, Japan - Kyocera Corporation, along with its subsidiary, Kyocera Wireless Corp., and Nokia Corporation, along with its subsidiary Nokia Inc., today announced that they have entered into a patent license agreement.  Under the terms of the agreement, Kyocera is licensed under Nokia’s essential patents, and some additional patents, relating to CDMA, PHS and PDC standards. Kyocera will pay royalties to Nokia for all Kyocera CDMA mobile phone and module products.  Reciprocally, Nokia is licensed under all of Kyocera’s essential patents, and some additional patents, relating to all standards and covering all Nokia mobile phone, module and infrastructure products.

The parties have been involved since February 2004 in a series of patent disputes relating to mobile phone products.  This license agreement resolves all pending litigation between the parties without contingencies of any kind.

About Kyocera

Kyocera Corporation (NYSE: KYO), the parent and global headquarters of the Kyocera Group, was founded in 1959 as a producer of advanced ceramics. By combining engineered ceramic materials with metals and plastics, and integrating them with other technologies, Kyocera Corporation has become a leading supplier of semiconductor packages, electronic components, industrial ceramics, telecommunications equipment, optical instruments, laser printers, copiers and solar energy systems. http://global.kyocera.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Kyocera Corporation

Corporate Communications

Tel. +81 75 604 3416

Fax. +81 75 604 3516

Webmaster.pressgl@kyocera.jp

Nokia

Strategy and Research Communications

Tel. +358 7180 36117

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

Stock exchange announcement

January 10, 2006

Exercises with stock options of Nokia Corporation

A total of 67,004 shares of Nokia Corporation (“Nokia”) were subscribed for as of December 30, 2005 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 4,020.24 in Nokia’s share capital and an increase of EUR 959,320.84 in shareholders equity. The new shares carry full shareholder rights as from the registration date, January 10, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,033,192.40 and the total number of shares is 4,433,886,540 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

press release

January 12, 2006

Nokia to supply Push to Talk to Fujian MCC in China

Espoo, Finland — Fujian Mobile Communications of China has chosen Nokia’s Push to Talk over Cellular (PoC) platform to provide a new, instant communication service to enterprises in Fujian province, and plans to later expand the service to consumers.

The deal underlines Nokia’s strength in the dynamic Chinese mobile market, as well as its leadership in Push to Talk technology. To date Nokia has over 45 PoC references globally.

In addition to the PoC platform, the contract includes Systems Integration (SI) services to Fujian MCC’s provisioning and billing platforms. Nokia SI services integrate complex service platforms and related IT systems to work as a one seamless entity in the customer environment.

“We are pleased to continue our good cooperation with Fujian MCC and support them in getting the most out of their network resources,” says James Lin, Vice President, Networks, Nokia China. “The Nokia PoC service attracts new subscribers, and can help operators increase their average revenue per user.”

Nokia’s PoC solution offers a direct one-to-one and one-to-many voice communication service in cellular networks. The ‘always on’ connection offers a direct and convenient voice connection with the press of a button. Nokia’s end-to-end PoC solution will be compliant with the OMA standard. The Nokia PoC solution is compatible with the IP multimedia subsystem (IMS) as standardized in 3GPP.

Nokia has been the main GSM network supplier of Fujian MCC since 1995. Over the years, Fujian MCC has been piloting many new mobile services including China’s first GPRS commercial trial network and China’s first mobile multimedia service trial network using Nokia mobile solutions.

About Fujian MCC

Fujian Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Limited and was listed in Hong Kong and New York Stock Exchanges in 1999. The operator serves Fujian province in east China with over 7.5 million mobile subscribers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

press release

January 16, 2006

Compact Nokia 6125 offers excellent performance in stylish folding design

Espoo, Finland - Nokia today expanded its porfolio of highly popular mid-range mobile phones with the stylish Nokia 6125 fold phone. Sleek and compact outside, the Nokia 6125 offers excellent performance and a compelling feature set - including a 1.3 megapixel camera, Bluetooth wireless technology and digital music player - in a modern, folding design. The quadband Nokia 6125 (GSM 850/900/1800/1900) is expected to start shipping during the second quarter of 2006 at an estimated retail price of 230 euros, excluding taxes and subsidies.

“The new Nokia 6125 successfully blends excellent functionality with compact style — key criteria for consumers of a “classic”mobile phone. With its strong set of features, the Nokia 6125 is an ideal tool for consumers to manage their everyday work and personal life and is a great addition to our highly popular mid-range portfolio,” says Aage Snorgaard, Senior Vice President, Mobile Phones, Nokia.

Combining the right set of features with excellent usability and keypad ergonomics, the Nokia 6125 has everything in balance. The silver and black colour scheme are complemented by sophisticated detailing and two bright color displays. Equipped with a 1.3 megapixel camera with 8x digital zoom, video recording and a dedicated camera button, the Nokia 6125 provides excellent on-the-spot photography capabilities.

The Nokia 6125 also offers a range of connectivity options, including Bluetooth wireless technology, infrared and USB, making communication with other devices quick and easy. With multiple messaging cababilities - including MMS, instant messaging, push to talk and Nokia Xpress audio messaging - consumers can conveniently keep in touch with others. The Nokia 6125 also features Macromedia Flash Player, enabling users to enjoy rich Flash content on their mobile phone. Mobile email is easy to access while on the go with the Nokia 6125 phone’s integrated email client that also supports attachments. The quadband Nokia 6125 operates in GSM 850/900/1800/1900 networks and provides flight mode, which enables the user to work with calendar or relax with music while on the flight, making the new classic phone an ideal companion for any world-traveller.

Adding a touch of entertainment to the classic style, the Nokia 6125 offers music lovers a built-in digital music player, supporting a large variety of music formats including MP3, MP4, eAAC+ and WMA. To enhance the sound experience, the Nokia 6125 supports stereo audio over Bluetooth wireless connectivity and features a stereo FM radio, Visual Radio and video ring tones. Music files as well as images and videos can be conveniently stored on a hotswappable microSD memory card.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

1

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

press release

January 18, 2006

Nokia delivers 3G radio network including HSDPA to Smart

Communications in the Philippines

3G core network upgrade and an extensive range of services also included in the deal

Espoo, Finland — Philippines’ wireless service provider Smart Communications Inc. (SMART) and its sole network supplier Nokia have signed an agreement for the supply of WCDMA 3G network technology.

As part of the agreement, Nokia will deliver a WCDMA 3G radio network including the Nokia High Speed Downlink Packet Access (HSDPA) solution, a 3G upgrade to the existing circuit and packet switched networks, and related services.

The network will enable Smart to offer its customers 3G services such as video streaming and high quality broadband mobile data services.

“Smart is committed to offer the best 3G services in the market. As of today, deliveries of equipment and services are underway. The investments under this contract will allow us to establish quality nationwide 3G coverage in the shortest possible time,” says Napoleon L. Nazareno, SMART President and CEO.

“We are pleased to continue our cooperation with Smart in the 3G sphere, where Nokia’s solutions will benefit Smart’s customers by delivering the higher data transfer rates needed for mobile multimedia services,” says Markku Nieminen, Account Director, Networks, Nokia.

The extensive services in the agreement include network design, planning and optimization, and Operations Support System upgrade. Also included are deployment services consisting of installation, commissioning, integration and acceptance testing of the network.

Nokia has been the sole network supplier to Smart since 1998.

About Smart Communications Inc.

Smart Communications, Inc. is the Philippines’ leading wireless services provider with 20.8 million subscribers on its GSM network as of end-September 2005. Of the total subscriber base served, 15.8 million are under the brands Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart Infinity, Smart Kid, Smart Kid Prepaid and Smart ACeS. The remaining 5 million are serviced through its subsidiary, Pilipino Telephone Corp., under the GSM brand Talk ‘N Text.

Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART is a wholly owned subsidiary of the Philippines ‘ dominant telecommunications carrier, the Philippine Long Distance Telephone Company. For more information, please visit www.smart.com.ph

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

1

Communications

Tel: +358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

Smart Communications, Inc. (SMART)

Mon R. Isberto

Head, Public Affairs

Tel:     +632 511 3101

           +632 511 3106

Fax:    +632 511 3100

Email: publicaffairs@smart.com.ph / rrisberto@smart.com.ph

www.nokia.com

2

press release

January 18, 2006

Network Equipment Providers Team to Promote Open Specifications and Accelerate Development of Carrier Grade Base Platforms

SCOPE founding companies are Alcatel, Ericsson, Motorola, NEC, Nokia and Siemens

Piscataway, NJ, USA — Leading network equipment providers Alcatel, Ericsson, Motorola, NEC, Nokia and Siemens have launched SCOPE, an industry alliance to accelerate the deployment of carrier grade base platforms for service provider applications. Its mission is to help, enable and promote the availability of open carrier grade base platforms based on Commercial Off The Shelf (COTS) hardware / software and free open source software building blocks, and to promote interoperability to better serve Service Providers and consumers.

SCOPE plans to complement the work of several industry initiatives such as PCI Industrial Computer Manufacturers Group, Service Availability Forum, Open Source Development Lab and others that have successfully created high quality open specifications that enable the creation of carrier grade base platforms.  SCOPE will not create specifications, but it will establish profiles that enable and encourage the use of COTS and free open source software building blocks based upon open specifications developed by those other industry groups.  SCOPE will focus on existing open specifications it believes best meets the needs of Service Providers and identify areas where additional specification work is needed.

“Creating carrier grade profiles will enable the network equipment provider ecosystem to develop and manufacture hardware and software building blocks and platforms with higher volumes, thus lowering costs.  Such profiles will serve to create products which include the features that are required by the telecommunications industry to bring high quality and innovative new services to consumers,” said Timo Jokiaho, chairman of SCOPE.  “SCOPE membership is open to companies wishing to contribute to this effort.”

SCOPE’s initial activities will be focused on creating profiles for hardware, operating system, base platform middleware and tools suites based on Advanced Telecom Computing Architecture (ATCA), Carrier Grade Linux, and SA Forum’s interface specifications. SCOPE expects its first profile to be published in Q1 of 2006.

“SCOPE promises to be a very positive collaboration by many of the telecommunication industry leaders - an effort that looks at standards produced by a number of specification bodies and clarifies what is vital to the industry”, said Ken Rehbehn, Research Director for Telecom Infrastructure at Current Analysis.  Mr. Rehbehn added, “The insight produced by SCOPE should allow the Network Equipment supply chain to focus and accelerate investment in development of commercial off-the-shelf components ready for integration into innovative communication systems.”

SCOPE expects to be releasing specification profiles related to carrier grade base platforms in the near future. Up to date information can be found at www.scope-alliance.org

“This alliance is a classic example of an open forum, aiming to better serve its constituents and the consumer,” said Tim Kober president of SA Forum.  “It is my opinion that SCOPE will serve to accelerate innovation and increase efficiency.”

SCOPE operates as a program of the IEEE Industry Standards and Technology Organization.

About SCOPE Member companies:

1

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Ericsson

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.  For more information: www.ericsson.com

About Motorola

Motorola is a Fortune 100 global communications leader that provides seamless mobility products and solutions across broadband, embedded systems and wireless networks. In your home, auto, workplace and all spaces in between, seamless mobility means you can reach the people, things and information you need, while on the go. Seamless mobility harnesses the power of technology convergence and enables smarter, faster, cost-effective and flexible communication. Motorola had sales of US $31.3 billion in 2004. For more information:  www.motorola.com

About NEC Europe

A leading global manufacturer and service provider of telecommunication, computer and electronic devices, NEC began business in Europe in the early 1970s. Since then, NEC’s activities have steadily increased to include sales, manufacturing and R&D functions. Today, NEC has 18 consolidated companies, employing approximately 4000 personnel, located across Europe. NEC’s net European sales are in excess of 1 billion euros.

For further information on NEC’s European activities, please visit:  http://www.neceurope.com

About Siemens

The Siemens Communications Group is one of the largest players in the global telecommunications industry. The company offers a full-line portfolio of innovative solutions for voice and data communication. Its comprehensive offerings range from devices right through to complex network infrastructures and services for wireless, fixed and enterprise networks. It is the largest Group within the Siemens organization and operates in more than 160 countries around the world. In fiscal year 2005 (September 30), its 54,500-strong workforce posted sales of over 13 billion euros. More about Siemens Communications at http://www.siemens.com/communications

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

IEEE-ISTO

Peter Lefkin

Email: peter.lefkin@ieee-isto.org

Tel: +1 732 562 3802

Alcatel

Stephane Lapeyrade

Email: stephane.lapeyrade@alcatel.com

Tel: + 33 1 40 76 12 74

2

Ericsson

Ericsson Media Relations

Email: press.relations@ericsson.com

Tel: +46 8 719 6992

Motorola

Kathi Haas

Email: kathi.haas@motorola.com

Tel: +1 480 732 2835

NEC Europe

Chris Shimizu

Email: chris.shimizu@uk.neceur.com

Tel: +44 20 8752 2794

Siemens

Monika Brücklmeier

Email: monika.bruecklmeier@siemens.com

Tel: +49 89 722 39 597

Nokia, Americas

Laurie Armstrong

Email: laurie.armstrong@nokia.com

Tel: +1 914 368 0423

Nokia

Communications

Tel: +358 7180 34900

www.nokia.com

3

Press release

January 19, 2006

The co-inventor of the IPv6 protocol awarded Nokia Fellow

New York, NY, USA — Mr. Robert M. Hinden from Nokia’s Enterprise Solutions business unit has been named a Nokia Fellow for his expertise and contributions in the field of technology. Nokia Fellow is the highest level of recognition given by Nokia for outstanding research and development.

Nokia Fellows are a small group of the world’s brightest minds, whose work has significantly contributed to the advancement of science and technology. A Nokia Fellow is a recognized technical leader and contributes to Nokia technology vision and strategy creation. Nominations take place by a Nokia-wide Nomination Board.

“It is vital for Nokia to do continuous and innovative research in the field of technology to stay on the cutting edge”, says Pertti Korhonen, Chief Technology Officer of Nokia. “Bob has been one of the key players in the evolution of Nokia’s technology leadership over the years. He has been part of various technological projects such as Nokia’s security infrastructure platform development, Nokia Internet and Enterprise Solutions standardizations projects in addition to being the co-inventor of the IPv6 protocol just to mention a few”, Mr. Korhonen continues.

Robert Hinden is the co-inventor of the IPv6 protocol and an active participant in the Internet Engineering Task Force (IETF), a large open international community. Mr. Hinden is currently a member of the IETF Internet Architecture Board, an independent board that provides Internet architectural direction to the IETF. This is a nominated position based on personal achievements in the industry. Mr. Hinden is also an active speaker in international forums regarding IPv6 representing both Nokia and IETF.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.nokia.com

1

press release

January 20, 2006

Nokia to publish fourth quarter and annual results 2005 on January 26, 2006

Espoo, Finland - Nokia will publish its 2005 financial results on Thursday, January 26, 2006 at approximately 12 noon Helsinki time (CET+1). The press release will be available on the Nokia website immediately after publishing.

Nokia is pleased to invite the media to attend a press conference at 1 pm Helsinki time at Nokia House, Keilalahdentie 4, Espoo, Finland, where a summary of the results with a commentary on the company’s progress to date will be presented.  A live webcast of the press conference will be also available at www.nokia.com/press.

Nokia’s analyst conference call will begin at 3 pm Helsinki time. A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen may call + 1706 6345012, conference ID 4222538.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

press release

January 23, 2006

Industry Leaders Form Alliance to Foster Growth of Mobile Digital TV and Accelerate DVB-H Deployment in North America

Intel, Modeo, Motorola, Nokia and Texas Instruments Working Together to Drive the Future of Mobile Entertainment

Las Vegas, NV, USA - Today, a group of the industry’s leading wireless and entertainment companies announced the formation of new organization created to promote the growth and evolution of Digital Video Broadcasting — Handheld (DVB-H), an open procedure standard for broadcast digital TV reception on mobile devices.  The organization, called the Mobile DTV Alliance, includes representatives from Intel Corporation, Modeo [NYSE: CCI], Motorola [NYSE: MOT], Nokia [NYSE: NOK] and Texas Instruments (TI) [NYSE: TXN].

As mobile video entertainment gains increased awareness and achieves greater availability, the Alliance will focus on promoting the best practices and open standards that deliver premium-quality broadcast television to mobile devices for the North American market.

“The mobile TV market is heating up, with both trials and deployments accelerating over the next 12-18 months,” said David Linsalata, Research Analyst for Mobile Markets at IDC.  “The support of key industry players in promoting the advantages of the DVB-H standard will significantly aid mobile TV deployment efforts in North America.”

An open procedure, industry-supported standard is expected to foster growth throughout the wireless market with more choices across the value chain from silicon, handsets, services and more.  This should allow mobile DTV handsets and services to reach the mass market faster and at a lower cost to consumers.

Using mobile devices capable of decoding DVB-H signals, users will be able to receive live TV programming from the mobile TV function directly on their phone and other devices. In addition, users will benefit from on-demand and interactive programming that would utilize the cellular network, thereby increasing revenue opportunities for operators.  The DVB-H standard benefits operators by preserving cellular network bandwidth for voice and other data services. Furthermore, mobile broadcast TV together with 2.5G and 3G networks offer an exceptional user experience and more efficient utilization of operators’ spectrum and resources.

There are more than 10 DVB-H network trials that have either concluded or are currently underway around the globe, including Australia, Finland, France, Germany, Italy, the United Kingdom, the United States, and other countries. By 2007, most U.S. major markets are expected to have DVB-H infrastructure built out and ready for deployment.

Members of the Alliance will hold a panel session and DVB-H demonstrations at NATPE Mobile++ later today at the Mandalay Bay Hotel, Las Vegas, to discuss the Alliance and the DVB-H standard.

For additional information on the Mobile DTV Alliance, please visit: www.mdtvalliance.org

Mobile DTV Alliance Member Comments

“Consumers are demanding more content, such as live TV, from their mobile devices, and open procedure standards are key to delivering that content in a cost-effective way,” said Kevin Jones,

1

Director of Business Development for Intel’s Mobility Group. “DVB-H is a very effective way to deliver high-quality, broadcast digital TV to mobile users, and Intel is a member of the Mobile DTV Alliance to help promote the standard and availability of this technology.”

“Participation in the Mobile DTV Alliance by global leaders such as Intel, Motorola, Nokia and Texas Instruments indicates the significant market potential of DVB-H both in the United States and in other countries.  With our unencumbered U.S. spectrum rights and significant broadcast experience, Modeo is well-positioned to deliver a DVB-H broadcast network that will give U.S. consumers a superior mobile television experience delivered through DVB-H-enabled portable devices,” commented Michael Schueppert, President of Modeo LLC. Modeo is a subsidiary of Crown Castle International Corp.

“Motorola’s extensive experience in video distribution and cellular tells us that Mobile TV is poised to be one of the next great consumer experience drivers,” said Rob Bero, Director, Broadcast Technologies, Motorola Mobile Devices.  “As a founding member of the Mobile Digital TV Alliance, we’re pleased to be working with our fellow industry leaders to bring this experience to market faster and make it more accessible to subscribers everywhere via open standards such as DVB-H.”

“Nokia is committed to the deployment of robust, scalable and interoperable DVB-H systems to ensure an exceptional experience with Mobile TV and related value-added services,” said Juha Lipiainen, Director of Strategy & Business Development for Mobile TV, Nokia.  “To this end, Nokia is pleased to be a part of this joint initiative to bring together technology, product and service leaders to ensure common implementation of DVB-H networks and terminals according to open industry standards.”

“The Mobile DTV Alliance provides an open ecosystem for the mobile digital TV marketplace, greatly increasing revenue opportunities, innovation and services to consumers,” said Yoram Solomon, Director of Strategic Marketing and Industry Relations for TI’s Mobile Connectivity Solutions. “DVB-H is the most widely adopted standard in the world, and having an Alliance with members at every level of the wireless ecosystem, including partners and competitors alike, will ensure widespread adoption of DVB-H in North America.”

Media and Analyst Enquiries:

Intel,

Amy Martin

Phone: +1 408 653 6622

E-mail: amy.martin@intel.com

Modeo

Laura Pennino

Phone: +1 281 286 9398

E-mail: lp@penninoandpartners.com

Motorola

Sharen Santoski

Phone: +1 781 372 4264

E-mail: sharen.santoski@motorola.com

Nokia, Americas

Communications

2

Steven Knuff

Phone: +1 972 894 5352

E-mail: steven.knuff@nokia.com

TI

Tracy Wright

Phone: +1 214 480 7487

E-mail: t-wright@ti.com

For Media and Analysts only:

There will be a web cast at 11 AM EST/10 AM CST/8 AM PST.

To register, please visit www.ti.com/mdtvwebcast.

About the DVB-H Standard

DVB-H is an open procedure standard developed by the DVB Project and enjoys broad industry support with more than 100 companies working on DVB-H components, devices and services today.  The open approach of the DVB-H standard nurtures flexibility of business models, competition and sales opportunities for the value chain.  The DVB-H standard incorporates OFDM air interface technology with good spectral efficiency, immunity to multi-path fading and good mobile performance.

Safe Harbor Statement

Statements contained in this news release regarding mobile digital TV product availability (including geographic scope and services to be offered), the growth of the mobile digital TV market and other statements of managements’ beliefs, goals and expectations may be considered forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements.  The following factors and the factors discussed in the parties’ most recent Form 10-Ks could cause actual results to differ materially from the statements contained in this news release:  actual market demand for mobile digital TV.  The parties disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this news release.

Trademarks

All trademarks and registered trademarks are property of their respective owners.

3

press release

January 23, 2006

Nokia broadens its mobile email portfolio with support of IBM Lotus Notes and Domino

IBM Lotus Notes and Domino support in Nokia Business Center will expand support of corporate email systems, providing companies another choice to mobilize their workforces

Orlando, FL, USA — Nokia announced today that its mobile application platform, Nokia Business Center, will support IBM® Lotus Notes® and Domino® servers.  Announced in September, Nokia Business Center enables collaborative business applications for the mobile world, starting with push email, so employees can free themselves from their desks and access their corporate email virtually any time, anywhere.  Nokia Business Center complements other popular email solutions available for Nokia’s portfolio of business-optimized mobile devices. Nokia Business Center with Lotus Notes and Domino support is expected to be available for customers during Q1 2006.

“IBM Lotus Notes and Domino represent a significant part of the corporate email landscape.  With today’s announcement, Nokia is addressing that market, providing companies and channel partners with a cost-effective, secure and scalable choice for mobile email and beyond,” said Dave Grannan, general manager of Nokia’s Enterprise Solutions Mobile Email group.

Nokia Business Center leverages the broad availability of standard mobile phones to access mobile email, providing companies with two options: a free standard client that comes with Nokia Business Center that offers basic push email capabilities, and a richly featured professional client that’s available for an upgrade fee.  The Nokia Business Center currently supports mobile email over ten Nokia smartphones and communicators, with support for new models as they are announced.

“As the leading provider of enterprise collaboration products, we welcome new mobile solutions, like Nokia Business Center,” said Ken Bisconti, vice president, Workplace, Portal and collaboration products, IBM. “These solutions assist our customers in extending mail and other mission critical applications to mobile devices to address the growing needs of a mobile work force.”

Nokia offers a comprehensive service portfolio for Nokia Business Center ranging from Technical Support to Implementation, Professional Services and Technical Training.  Nokia’s services are available to better serve customers and enable a successful end-to-end enterprise mobile email deployment.

Nokia Business Center can be purchased from select carriers and accredited resellers.

For features and technical information about Nokia Business Center, please visit www.nokia.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

IBM, Lotus, Lotus Notes, Domino and Lotusphere are trademarks of International Business Machines Corporation in the United States, other countries, or both. Other company, product or service names may be trademarks or service marks of others.

1

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.nokia.com

2

press release

January 25, 2006

Nokia selected for 5-year Managed Services deal with Hutchison Essar Limited

Over 600 staff to transfer in a deal that underlines Nokia’s Services strength

Espoo, Finland - Nokia has reached a 5-year managed services agreement to run Hutchison Essar’s network operations in 9 circles in India. Nokia will assume the operation of Hutchison Essar’s networks in Gujarat, Karnataka, Andhra Pradesh, Chennai, Uttar Pradesh (East and West), Rajasthan, Haryana and West Bengal, thus allowing the operator to better focus on its customers and core activities.

The agreement, for which documentation is being finalized, calls for Nokia to provide an array of solutions from its extensive services portfolio, including network planning, project management, configuration and optimization, network operations and maintenance and the administration of third party vendor contract management. Nokia will also welcome over 600 Hutchison Essar staff into its Services business unit.

“Nokia’s Managed Service know-how, plus its proven track record when it comes to operating and enhancing networks worldwide, were key drivers in helping us make this decision,” says Asim Ghosh, Managing Director, Hutchison Essar Limited. “We are happy to be working with a leader in this area.”

“We are delighted to extend our cooperation with Hutchison Essar to managed services,” says Rajeev Suri, Senior Vice President, Networks, Nokia. “The services business has become increasingly important for Nokia. Our managed services will improve Hutchison Essar’s cost structure and further enhance their service offerings.”

The contract deepens already strong ties between the two companies — Nokia is the supplier of GSM network equipment to nine of Hutchison Essar’s 13 circles, making it the largest network vendor for the operator.

Nokia’s Managed Services business is a key part of its Services business unit, and a core part of the company’s drive to help operators enhance their service offerings and reduce costs. To date Nokia has 36 managed services contracts in 28 countries, and it expects this figure to grow in the coming years.

Nokia’s operations in India include networks and terminals sales divisions, three Research and Development facilities and an upcoming manufacturing facility in Chennai that will produce both terminals and GSM infrastructure equipment.

About Hutchison Essar Limited

Hutchison Essar Limited, with about 13 million* subscribers after the BPL Mobile Cellular Limited acquisition, is one of the most reputed telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’, and the ‘Most Creative and Most Effective Advertiser of the Year’. *Figures from Cellular Operators Association of India, 31 December 2005

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

1

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Hutchison Essar Limited

Malini Sharma, Genesis Public Relations

Mobile: +91 98 2055 1217

E-mail: malini.sharma@hutch.in

www.nokia.com

2

press release

January 27, 2006

As the world churns — survey shows how operators can win and keep customers

New study underlines Nokia’s commitment to solving operators’ key challenges

Espoo, Finland — Nokia has today released new research that investigates one of the biggest problems facing operators worldwide — customer turnover, or churn — and unearths some of the key factors that drive subscribers in choosing or changing their service provider.

A key finding of the survey, which covered 3,900 consumers across the UK, US, Germany, Thailand and Brazil, was that regardless of whether operators are trying to woo customers or keep existing subscribers, price is only one of many factors behind the final decision.

The study found that there were five “essentials” that had the most direct impact on customer acquisition: calling plans, operator brand image, handset aspects, network quality and cost aspects.

The study showed that the direct significance of “cost issues” is much lower when it comes to retaining customers than when it comes to acquiring customers in the first place. When it comes to keeping customers, factors such as brand image, network quality, and switching barriers come ahead of cost related issues like calling plans.

“Churn is a costly fact of life for many operators today, so anything that sheds light on how we can keep subscribers loyal is very welcome indeed,” says Bosco Novak, Senior Vice President for Services, Networks, Nokia. “This research highlights an area where we are closely cooperating with our clients to improve the customer experience through our own extensive portfolio of services.”

When it comes to choosing operators, many consumers agreed that they “shop around carefully”, “research their options thoroughly”, and “visit a number of shops” before deciding. The consumer segments most likely to churn tend to be younger, medium to high income, and recent subscribers; they have higher mobile spend and tend to be contract customers.

The study also turned up some surprises. For example, contract customers appear less loyal than pre-paid customers, despite the stronger contractual ties they have to their operator. One reason for this could be the fact that contract customers are more receptive to new extended offerings (subsidized handsets, special deals, etc.) which can trigger churn.

The majority of the interviewees in the survey, which was conducted by research group GfK NOP for Nokia, were representative of “everyday” mobile phone owners.  Additional “boost” interviews were conducted with active mobile portal users, recent network switchers and first time subscribers. The field work was conducted online in the UK, US and Germany, and face to face in Brazil and Thailand.

Nokia has provided a full range of support and services to help operators differentiate and innovate their mobile offerings for close to 20 years. Seeking to better tap the growing Services trend, Nokia established its Services business unit in Networks in 2005. Today, Services represents more than 30 percent of Nokia Networks’ revenue, including support software. In addition to Service Management Nokia is targeting growth in Managed Services and Consulting and Integration.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and

1

innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Communications

Networks, Nokia

Tel. + 358 718034379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

January 31, 2006

Nokia to Release Python for S60 Source Code to Open-Source Software Developer Community

Availability of Python for S60 source code via SourceForge.net to enable broader contribution to advancement of open-source mobile solutions and applications for leading smartphone platform

Espoo, Finland — Nokia today announced that it has taken a step further in support of mobile open-source software application development by agreeing to release the source code for its Python for S60 Platform software package to the global community of open-source software developers.

The agreement follows on last year’s launch by Nokia of the Python for S60 Platform, which enables programmers, ISVs and businesses worldwide to utilize the powerful Python programming language to execute Python commands and run Python scripts and applications on S60-based mobile devices.

The source code for Python for S60 Platform will be made available to the open-source software development community through SourceForge.net, which provides free hosting to open-source software development projects and is the world’s largest Open Source software development web site, hosting more than 100,000 projects and over 1,000,000 registered users with a centralized resource for managing projects, issues, communications, and code.

Nokia is contributing the core components of the Python for S60 software back to the open-source developer community in order to encourage developers to take advantage of the potential for open-source mobile applications development on the S60 Platform, the leading smartphone platform. Nokia is also continuing to contribute and work within the open source community in driving the Python for S60 technology forward.

“During the past year, the popular developer-friendly features of the Python open-source language have enabled growth of a dynamic community new to mobile development to write applications that are leveraging the potential of S60-based devices,” said Lee Epting, vice president, Forum Nokia. “Now, Nokia is extending its commitment to open-source software initiatives and hopes that its contribution of source code back to the Python developer community will drive further enthusiasm and innovations in the development of leading-edge open-source mobile solutions for the rapidly expanding smartphone market worldwide.”

“I was excited last year when Nokia announced its port of Python to its advanced phones. I’m even more excited now that Nokia is open-sourcing the port.” said Guido van Rossum, creator of the Python programming language and president of the Python Software Foundation. “Opening up the platform makes the phones accessible, and will inevitably lead to cool new applications, as well as to third-party improvements to the port itself.”

Nokia’s involvement with the Python open-source community began last year when Nokia made available the Python for S60 software package for free download from the website of Nokia’s global developer support community, Forum Nokia. The Python for S60 software package installs to a S60 platform-based device, enabling developers to create applications with the simple and consistent, object-oriented Python programming language.

Python for S60 is well-suited to the development of prototype and proof-of-concept applications, enabling development of commands, scripts and applications for S60-based mobile devices. The Python

1

for S60 runtime can also be easily extended with dynamically loadable C++ modules, enabling developers to expose additional native device functionality to Python applications. Developers can execute Python commands using an interactive console in a S60-based device, accessible via the keypad or a remote connection to a PC over Bluetooth.

Using Python for S60, developers can write Python applications and install them to a S60-based device and the device can then run these applications from the Python environment. Python applications can also be developed to run as standalone applications with the selection of an icon from the device menu. Using Python for S60, developers also can execute Python commands and scripts in the emulators of S60 SDK’s.

The S60 platform, built on the Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers.

The source code for Python for S60 Platform will be posted by Nokia to SourceForge.net. Further information and a link to the project can be found by visiting http://opensource.nokia.com/.

About Python

Python is a powerful object-oriented programming language that is developed and maintained by a global community of open source developers under the oversight of the Python Software Foundation. Python is relatively easy to learn for programmers of other languages such as C, C++, Java, and Visual Basic, and can therefore assist programmer productivity. It is often characterized as an agile language that promotes speedy development and includes a unit-testing framework for building more robust applications. Python is often used in large system development to decrease software costs, and meet aggressive schedules. The language is the basis of applications used by tens of thousands of companies and organizations worldwide, and its user base is growing rapidly.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses.  Nokia is a broadly held company with listings on five major exchanges.

Media and Industry Analysts Enquiries:

Nokia Corporate Communications - Global Developer Program

Charles Chopp

Nokia Americas

Tel:  +1 972-894-4573

communication.corp@nokia.com

Nokia Technology Communications

Tel: +358718020976

2

www.nokia.com

3

press release

January 31, 2006

Nokia balances workforce in Finland with an eye on future business dynamics

Espoo, Finland - The communications sector is constantly undergoing change, driven by increased technological complexity, rapid subscriber growth in emerging markets, convergence, and the consequent need by network operators for greater levels of solution customization and local support.

Recognizing the opportunities these developments bring, and given Nokia’s longstanding commitment to constant organizational renewal, Nokia is taking proactive steps to hone its business activities and bring them closer to key markets and customers.

The Networks business group plans to strengthen activities in a number of key markets to improve its ability to support customers locally with tailored solutions that address future business needs.  As a consequence, Networks’ R&D will increase somewhat in emerging markets, where infrastructure demand is anticipated to grow quickly, and the business group’s R&D investments are expected to decrease slightly in Finland.

“Finland is the key competence center for Networks’ R&D, and will play a pivotal role thanks to its unique, cumulative know-how and innovation strength,” says Juha Äkräs, Vice President, Global Operational Human Resources for Nokia, adding that other units in the company plan to add R&D staff in Finland over the coming year.

“Over the course of 2006, our expectation is that some 200 people in Networks will need to be redeployed due to workforce balancing. Based on Nokia’s overall recruitment activity, our track record of redeployment, and our estimates for this year, we are optimistic that new positions will be found for most of these people.  During this process, we will be working closely with employees and their representatives to find the best solutions,” Äkräs said. In 2005, Nokia recruited approximately 1 500 new employees in Finland, with over 8 000 people rotating into new positions across the group.

“In some cases, employees may prefer to choose voluntary arrangements that we are planning to introduce. These are Nokia’s response to discussions held with employee representatives.”

The Enterprise Solutions Business Group plans to reduce resources in Finland to streamline and better harmonize its business with global demand. Approximately 90 people will be affected, with Nokia introducing voluntary severance packages and the possibility for redeployment within the company where possible.

Nokia’s organizational refocus will also impact some other units within the company including financial service function.

Nokia will start to discuss these planned changes and the redeployment possibilities with personnel representatives.

At end-2005, Nokia employed 58 874 people globally, of which 23 485 worked in Finland.  There were 13 237 research and development personnel in Finland at the end of last year.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

1

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel